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                                                           Exhibit 99.2

[VIVENDI UNIVERSAL LOGO]


   Joint press release from Deutsche Telekom, Vivendi Universal, Elektrim SA and Ymer Finance.




Paris, September 14, 2003 -- Deutsche Telekom, Vivendi Universal (Paris Bourse:
EX FP; NYSE: V), Elektrim (in agreement with the bond holders' representatives on the management board) and Ymer Finance reached today an agreement in principle on Deutsche Telekom's offer to increase its shareholding in PTC from 49% to 100% for a total revised cash offer of E1.1 billion.

All the parties have agreed to make the best efforts, in good faith, to reach a definitive agreement no later than September 19, 2003.

The purchase price will be allocated among the shareholders of Elektrim Telekomunikacja as follows: Vivendi Universal, E691 million; Elektrim, E400 million; and E9 million for Ymer.

Payment of the proceeds by Deutsche Telekom will be made upon closing, which should occur during the first week of January 2004.

Important Disclaimer
--------------------

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the above-referenced disposal will not be finalized in the timing and manner set forth above; the risk that Vivendi Universal will not be able to obtain the necessary approvals to finalize the above-referenced transaction; as well as the risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at (www.sec.gov) or directly from Vivendi
                                       -----------
Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.

Media
Paris
Antoine Lefort
+33 (1).71.71.1180
Agnes Vetillart
+33 (1).71.71.3082
Alain Delrieu
+33 (1).71.71.1086